UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material notice

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Participation in capital increase of Hidrovias do Brasil

São Paulo, August 30, 2024 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in compliance with CVM Resolution 44/21, through its subsidiary Ultrapar Logística Ltda., hereby informs that it publicly assumed on this date its intention to exercise its preemptive right in the subscription of shares to be issued by Hidrovias do Brasil S.A. (B3: HBSA3, “HBSA”) due to the capital increase of up to R$ 1.5 billion to be approved by the general shareholders’ meeting of HBSA, through the issuance for private subscription of new common shares, at an issue price of R$ 3.40/share.

As disclosed by HBSA on this date, said capital increase aims to strengthen HBSA's capital structure in order to enable the implementation of its growth plan and value generation, including by carrying out of the investments foreseen therein and reducing the level of indebtedness.

The subscription of HBSA shares reinforces the alignment of Ultrapar's strategy of expanding its presence in sectors exposed to the Brazilian agribusiness, as well as Ultrapar's role as a strategic long-term reference shareholder of HBSA, supporting its growth, governance and management model.

The Company will maintain the market and its shareholders duly informed.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2024

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Material Notice)